PROSPECTUS

BALL CORPORATION

Dividend Reinvestment and Voluntary Stock Purchase Plan for Shareholders

The date of this prospectus is June 18, 2002

1,000,000 Shares of Common Stock Without par value

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Dividend Reinvestment and Voluntary Stock Purchase Plan for Shareholders (the "Plan") of Ball Corporation provides a simple and convenient method for the Shareholders of the Company's Common Stock to purchase shares of the Company's Common Stock without payment of a brokerage commission or service charge.

Participants in the Plan may have cash dividends on their shares of Common Stock automatically reinvested and, if they choose, invest by making optional cash payments of not less than $25 per payment nor more than a total of $2,000 per month.

The purchase price of the shares of Common Stock purchased by reinvestment of cash dividends and by investment of optional cash payments will be 95 percent and 100 percent, respectively, of the average of the high and low sale prices of the Company's Common
Stock (as published in The Wall Street Journal report of the New York Stock Exchange - Composite Transactions, corrected for any reporting errors) for the Investment Date, or, if the Common Stock is not traded on the Investment Date, the last trading day preceding the Investment Date on which the Common Stock is traded.

This Prospectus relates to 1,000,000 authorized and unissued shares of the Company's Common Stock registered for purchase under the
Plan.  The shares reserved for the Plan and held under the Plan shall be subject to adjustment through declaration of stock dividends and through recapitalization resulting in stock split-ups, combinations or exchanges or otherwise.  It is suggested that this Prospectus be retained for future reference.

No person is authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offer contained in this Prospectus, and, if given or made, such information must not be relied upon as having been authorized by the Company.  Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date thereof.

THE COMPANY
         Ball Corporation, an Indiana corporation (the "Company"), has its principal executive offices at 10 Longs Peak Drive,
Broomfield, Colorado 80021 (telephone number (303) 469-3131).

DESCRIPTION OF THE PLAN
         The following is a question and answer statement of the provisions of the Dividend Reinvestment and Voluntary Stock
Purchase Plan for Shareholders of the Company.  Questions and Answers 1 through 25 both explain and constitute the Plan, which was adopted by the Board of Directors on October 25, 1977, as amended and renamed by action of the Board of Directors, acting by and through its Executive Committee, on August 27, 1979, as amended on January 27, 1982, and on January 27, 1992.

PURPOSE
1.       What is the purpose of the Plan?

         The purpose of the Plan is to provide participants with a simple and convenient method of investing cash dividends and optional cash payments in shares of Common Stock of the Company, without payment of any brokerage commission or service charge.
Since such shares of Common Stock will be purchased from the Company, the Company will receive additional funds needed for the repayment of debt, for working capital, and for other corporate purposes.

ADVANTAGES
2.       What are the features of the Plan?

         As a participant in the Plan, (a) you may purchase shares of Common Stock at a 5 percent discount from the market price by reinvesting cash dividends, as paid from time to time, on all of the shares of Common Stock registered in your name, or (b) you may purchase shares of Common Stock by making optional cash payments of not less than $25 per payment up to a maximum of $2,000 per month, or (c) you may do both.  You do not pay any brokerage commission or service charge for your purchases under the Plan.  Full investment of funds is possible under the Plan because the Plan permits fractions of shares, as well as full shares, to be credited to your account.  You can avoid the inconvenience and expense of safekeeping certificates for shares credited to your account under the Plan.  A statement of account will be mailed to you after each purchase to provide simplified record keeping.

ADMINISTRATION
3.       Who administers the Plan for participants?

         EquiServe Trust Company, N.A. (the "Agent"), administers the Plan for the Company, keeps records, sends statements of account to participants and performs other duties relating to the Plan.

ELIGIBILITY
4.       Who is eligible to participate?

         All holders of record of shares of Common Stock of the Company are eligible to participate in the Plan.  Beneficial owners of shares of Common Stock whose shares are registered in names other than their own (for instance, in the name of a broker or bank nominee) must either become shareholders of record by having shares transferred into their own names or have their broker or nominee act for them.

PARTICIPATION BY SHAREHOLDERS
5.       How do shareholders participate?

         A holder of record of shares of Common Stock may join the Plan at any time by completing and signing a shareholder
Authorization Card and returning it to the Agent.  If your shareholder Authorization Card is received by the Agent ON OR BEFORE the record date for determining the shareholders entitled to the next dividend, reinvestment of your dividends will commence with such dividend.  The record dates for quarterly dividends customarily payable in the middle of March, June, September and December are normally on the first day of the month or in the early part of these months.  (Historically, the Company has paid dividends at these times, although there can be no assurance that this policy will continue.)  If your shareholder Authorization Card is received AFTER the record date, reinvestment of your dividends will not start until payment of the next dividend declared after your Authorization
Card is received.  For example, if the shareholder Authorization Card is received by the Agent on or before the December dividend record date, the December dividend will be reinvested.  A shareholder Authorization Card and a postage-paid return envelope may be obtained at any time by writing to EquiServe Trust Company, N.A., Ball Corporation Dividend Reinvestment and Voluntary Stock
Purchase Plan for Shareholders, P.O. Box 2598, Jersey City, New Jersey 07303-2598 or by calling the Agent at 1-800-446-2617.

6.       What are my options under the Plan?

         You may choose either or both of the following investment options:

         (a)      To reinvest automatically cash dividends on all shares registered in your name at 95 percent of the current market price (see the answer to Question 11 for a description of how this is computed); and/or

         (b)      To invest by making optional cash payments of not less than $25 per payment in any amount up to a total maximum amount of $2,000 per month, whether or not your dividends are being reinvested, at 100 percent of the current market price as defined in the Plan.

See the answer to Question 10 as to the timing of purchases.

7.       May I change options under the Plan?

         Yes. You may change options at any time by completing and signing a new shareholder Authorization Card and returning it to the Agent.  The answer to Question 5 tells how to obtain an Authorization Card and return envelope.  Any change of option concerning the reinvestment of dividends must be received by the Agent on or before the record date for a dividend (see Question 8) in order for the change to become effective with that dividend.

REINVESTMENT OF DIVIDENDS
8.       How are dividends reinvested?

         If your shareholder Authorization Card is received by the Agent on or before the record date for determining the holders of shares entitled to the next dividend, reinvestment of your dividends will commence with such dividend.  Your dividends will be used by the Agent to purchase full and/or fractional shares from the Company.  The Agent will credit the shares to the accounts of the individual participants.  Shares held for the accounts of participants are registered in the name of the Agent's nominee.

OPTIONAL CASH PAYMENTS
9.       How does the cash payment option work?

         You may invest in additional shares of Common Stock by making optional cash payments of not less than $25 per payment.
Optional payments may be made at irregular intervals and the amount of each such payment may vary, but total payments invested may not exceed $2,000 per month.  Participants in the Plan have no obligation to make any optional cash payments.

         An optional cash payment may be made by enclosing a cashier's or certified check or money order with the Authorization Card when enrolling; or thereafter by forwarding a cashier's or certified check or money order to the Agent with a payment form which will be attached to each statement of account.  Cashier's or certified checks and money orders must be made payable to EquiServe
Trust Company, N.A. in United States dollars and sent to P.O. Box 2598, Jersey City, New Jersey 07303-2598.  No interest will be paid on optional cash payments.

PURCHASES
10.      When will purchases of Common Stock be made?

         Optional cash payments received by the Agent BEFORE the 15th day of any month will be applied by the Agent to the purchase of additional shares of Common Stock from the Company on, or shortly after, the 15th day of the month during which cash payments have been received by the Agent.  Optional cash payments received by the Agent ON OR AFTER the 15th day of any month will be held for investment on the 15th day of the next month unless the Agent is specifically requested in writing to return the payment to the shareholder.

         Cash dividends on shares registered in the names of participants and designated for reinvestment, and cash dividends on shares held by the Agent in Plan accounts will be applied by the Agent on the Investment Date to the purchase of additional shares of Common Stock.  The "Investment Date" is the dividend payable date, when, as and if declared by Ball Corporation.  Historically, the Company has paid dividends in March, June, September and December, although there can be no assurance that this policy will continue.

11.      What will be the price of shares purchased under the Plan?

         The purchase price of the shares of Common Stock purchased by reinvestment of cash dividends and investment of optional cash payments will be 95 percent and 100 percent, respectively, of the average of the high and low sale prices of the Company's
Common Stock (as published in The Wall Street Journal report of the New York Stock Exchange-Composite Transactions, corrected for any reporting errors) for the Investment Date, or, if the Common Stock is not traded on the Investment Date, for the last trading day preceding the Investment Date on which the Common Stock is traded.

         The price of all shares purchased will be computed to three decimal places.

12.      How will the number of shares purchased for a participant be determined?

         The number of shares that will be purchased for you on any Investment Date will depend on the amount of your dividend, the amount of any optional cash payments and the applicable purchase price of the Common Stock.  Your account will be credited with the number of shares, both full and fractional, that results from dividing the amounts of your dividends and optional payments to be invested by the applicable purchase price (computed to three decimal places).

COSTS
13.      Are there any charges to me for my purchases under the Plan?

         No.  There are no brokerage fees for purchases because shares are purchased directly from the Company.  All costs of administration of the Plan will be paid by the Company.  However, if you request the Agent to sell your shares in the event of your withdrawal from the Plan, the Agent will deduct any brokerage commission and transfer tax incurred (see Question 19).

DIVIDENDS
14.      Will dividends be paid on shares held in my Plan account?

         Yes.  Cash dividends on full shares, and any fraction of a share, credited to your account are automatically reinvested in additional shares and credited to your account.

REPORTS TO PARTICIPANTS
15.      What kind of reports will be sent to me?

         Following each purchase of shares for your account, the Agent will mail to you a statement showing amounts invested, purchase price, the number of shares purchased, the fair market value of the shares purchased and other similar information for the year to date.  These statements are your record of the costs of your purchases and should be retained for income tax and other purposes.  In addition, you will receive copies of the same communications sent to all other holders of shares of Common Stock, including the Company's quarterly reports and annual report to shareholders, a notice of the annual meeting and proxy statement and
Internal Revenue Service information for reporting dividend income received.

CERTIFICATES FOR SHARES
16.      Will I receive certificates for shares of Common Stock purchased under the Plan?

         Shares of Common Stock purchased by the Agent for your account will be registered in the name of the Agent's nominee and certificates for such shares will not be issued to you until requested by you.  The total number of shares credited to your account will be shown on each statement of account.  This custodial service protects you against the risk of loss, theft or destruction of stock certificates.

         Certificates for any number of whole shares credited to your account will be issued to you at any time upon written request to the Agent.  Any remaining full shares and fraction of a share will continue to be credited to your account.  Certificates for fractions of shares will not be issued under any circumstances.

17.      May shares held in my Plan account be pledged?

         No.  If you wish to pledge shares credited to your Plan account, you must request certificates for such shares.

18.      In whose name will certificates be registered when issued?

         When issued to you upon your request, certificates for shares will be registered in the name in which your Plan account is maintained.  Generally, this will be the name or names in which your certificates are registered at the time you enroll in the Plan.

WITHDRAWAL FROM THE PLAN
19.      How do I withdraw from the Plan?

         You may withdraw from the Plan at any time by sending a written notice that you wish to withdraw to EquiServe Trust
Company, N.A., Ball Corporation Dividend Reinvestment and Voluntary Stock Purchase Plan for Shareholders, P.O. Box 2598,
Jersey City, New Jersey 07303.  When you withdraw from the Plan, or upon termination of the Plan by the Company, certificates for whole shares credited to your account under the Plan will be issued to you and you will receive a cash payment for any fraction of a share (see Question 20) and for any optional cash payments that you have made which have not yet been used to purchase Common Stock.

         Upon withdrawal from the Plan, you may, if you desire, also request that all of the shares credited to your Plan account be sold by the Agent.  If such sale is requested, the sale of all whole shares in your Plan account will be made for your account by the Agent within ten business days of the Agent's receipt of the request.  You will receive from the Agent a check for the proceeds of the sale minus any brokerage commission, if the services of a broker are used, and any transfer fees incurred.  You will also receive a cash payment for any fraction of a share (see Question 20) and for any optional cash payments that you have made which have not yet been used to purchase Common Stock.

20.      What happens to my fractional share when I withdraw from the Plan?

         When you withdraw from the Plan, a cash adjustment representing the proceeds from the sale of any fractional share then credited to your account, less any brokerage commission, if the services of a broker are used, and any transfer tax incurred, will be mailed directly to you.

OTHER INFORMATION
21.      What happens if I sell or transfer shares registered in my name?

         To sell shares in your dividend reinvestment account, you may either use the form which is part of your account statement, or telephone EquiServe Trust Company, N.A. at 1-800-446-2617.

         If you sell or transfer a portion of the shares of Common Stock registered in your name, then the dividends on shares remaining in your name and in your account will continue to be reinvested until you notify the Agent that you wish to withdraw from the Plan.

         If you dispose of all shares of Common Stock registered in your name, the dividends on the shares credited to your Plan account will continue to be reinvested until you notify the Agent that you wish to withdraw from the Plan.

22.      What happens if the Company issues a stock dividend or declares a stock split?

         Any shares distributed by the Company as a stock dividend on shares (including fractional shares) credited to your account under the Plan, or upon any split of such shares, will be credited to your account.  Stock dividends or splits distributed on all other shares held by you and registered in your own name will be mailed directly to you.

23.      Can I vote shares in my Plan account at meetings of shareholders?
         Yes.  You will receive a proxy card for the total number of whole shares held-- both the shares registered in your name and those credited to your Plan account.  The total number of whole shares held may also be voted by telephone or via the Internet.
Fractional shares held in Plan accounts will not be voted.

24.      What is the responsibility of the Company and the Agent under the Plan?

         Neither the Company nor the Agent, in administering the Plan, will accept liability for any act done in good faith or for any good-faith omission to act, including, without limitation, any claim or liability arising out of failure to terminate a participant's account upon such participant's death prior to receipt by the Agent of notice in writing of such death.

NEITHER THE COMPANY NOR THE AGENT CAN ASSURE YOU OF A PROFIT OR PROTECT YOU AGAINST A LOSS ON SHARES PURCHASED UNDER THE PLAN.

25.      May the Plan be changed or discontinued?

         The Company reserves the right to modify, suspend or terminate the Plan at any time.  Any such modification, suspension or termination will not affect previously executed transactions.  The Company also reserves the right to adopt, and from time to time change, such administrative rules and regulations (not inconsistent in substance with the basic provisions of the Plan as then in effect) as it deems desirable or appropriate for the administration of the Plan.  The Agent reserves the right to resign at any time upon reasonable written notice to the Company.

USE OF PROCEEDS
         The Company has no basis for estimating precisely either the number of shares of Common Stock that ultimately may be sold pursuant to the Plan, or the prices at which such shares will be sold.  However, the Company proposes to use the net proceeds from the sale of shares of Common Stock pursuant to the Plan, when and as received, to repay debt of the Company, for working capital and for other corporate purposes.

FEDERAL INCOME TAX CONSEQUENCES
         Under Internal Revenue Service rulings in connection with similar plans, the full fair market value of the shares purchased with reinvested dividends is taxable as dividend income to the participant.  This means that in addition to the reinvested dividends being taxable, the 5 percent discount allowed on the purchase of shares with reinvested dividends under the Plan is also taxable as dividend income to the participant in the year the shares are purchased.  Your statements of account will show the fair market value of the Common Stock purchased with reinvested dividends, and a statement mailed to you at year-end will show total dividend income and the additional income which, under the above rulings, is deemed to result from the 5 percent discount.

         Federal law may require that income tax be withheld from the payment of dividends.  The Agent shall apply to the purchase of shares of Common Stock on behalf of each participant an amount equal to the dividends payable to such participant less the amount of tax required to be withheld.

         You will not realize any taxable income on the purchase of shares under the optional cash payment plan.

         You will not realize any taxable income when you receive certificates for whole shares credited to your account, either upon your request for such certificates or upon withdrawal from or termination of the Plan.

         You may realize a gain or loss when shares are sold or exchanged, whether such sale or exchange is pursuant to your request to withdraw from the Plan or takes place after withdrawal from or termination of the Plan.  You may also realize a gain or loss if you withdraw from the Plan and receive a cash payment for a fraction of a share credited to your account.  The amount of such gain or loss will be the difference between the amount you receive for the shares or fraction of a share and the tax basis thereof, as the tax basis is defined below for tax purposes.

         In accordance with the rulings referred to above, your tax basis of shares acquired under the Plan by reinvestment of dividends will be equal to the fair market value of the shares on the dividend payment dates (Investment Dates under the Plan) as of which the shares were purchased for your Plan account.  The tax basis of shares purchased at fair market value with an optional cash payment will be the amount of such optional cash payment.

         The holding period of shares of Common Stock acquired under the Plan, whether purchased with dividends or optional cash payments, will begin on the day following the date as of which the shares were purchased for your account.

         In the case of foreign participants who elect to have their dividends reinvested and whose dividends are subject to United
States income tax withholding, an amount equal to the dividends payable to such participants, less the amount of tax required to be withheld, will be applied by the Agent to the purchase of shares of Common Stock.

         For further information as to the tax consequences of participation in the Plan, you should consult your own tax advisor.

INCORPORATION OF DOCUMENTS BY REFERENCE
         The following documents have been filed by the Company with the Securities and Exchange Commission and are incorporated herein by reference:

(1)      The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

(2)      The Company's Notice of the 2002 Annual Meeting of Shareholders and Proxy Statement dated March 15, 2002, issued in connection with the Annual Meeting of Shareholders held on April 24, 2002.

(3)      The description of the common stock contained in the Company's Prospectus dated May 17, 1979 (Registration No. 33-21506)
         and the restated Rights Agreement dated July 25, 1986 as amended and restated on January 23, 1990, and as amended on
         Amendment No. 2 to Form 8 dated July 31, 1990.

         All documents filed pursuant to Section 13 or 14 of the Securities Exchange Act of 1934 after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

ADDITIONAL INFORMATION
         Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Securities and Exchange Commission, 450 Fifth Street, N. W., Washington, D.C.  20549.  Such material can also be inspected at the New York Stock Exchange, 20 Broad Street, New York, New York  10005, The Chicago Stock Exchange, 440 South LaSalle
Street, Chicago, Illinois  60605 and Pacific Exchange, Inc., 301 Pine Street, San Francisco, California  94104.  Copies can be
obtained from the Securities and Exchange Commission at prescribed rates.  Requests should be directed to the Commission's Public
Reference Section, 450 Fifth Street, N. W., Washington, D.C.  20549.

LEGAL OPINIONS
         The validity of the Common Stock offered hereby will be passed upon for the Company by Robert W. McClelland, Associate
General Counsel of the Company.  Mr. McClelland is paid a salary by the company and participates in the various employee benefit plans offered by the Company.

FINANCIAL STATEMENTS
         The financial statements of the Company included in the Annual Report on Form 10-K for the fiscal year ended December 31,
2001, are incorporated herein by reference in reliance upon the report therein of PricewaterhouseCoopers LLP, independent accountants, and upon authority of PricewaterhouseCoopers LLP as experts in accounting and auditing.

Revised 6/18/02